Exhibit 3.3

SKECHERS U.S.A., INC.

AMENDMENT NO. 2

TO

2008 EMPLOYEE STOCK PURCHASE PLAN

THIS AMENDMENT NO. 2 TO SKECHERS U.S.A., INC. 2008 EMPLOYEE STOCK PURCHASE PLAN (this “Amendment”) is made and adopted by the Board of Directors (the “Board”) of Skechers U.S.A. Inc., a Delaware corporation (the “Company”), effective as of August 20, 2015 (the “Effective Date”).  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Plan (as defined below).

RECITALS

WHEREAS, the Company maintains the Skechers U.S.A., Inc. 2008 Employee Stock Purchase Plan, as amended (the “Plan”);

WHEREAS, Section 13 of the Plan provides that, subject to adjustment in the event of certain changes in capitalization of the Company, the maximum number of shares of the Company’s Class A Common Stock available for sale under the Plan is 3,000,000 shares plus an increase, commencing on January 1, 2009 and on the first day of each fiscal year thereafter, equal to that number of shares of the Company’s Class A Common Stock equal to the least of (i) one percent (1%) of the outstanding shares of the Company’s capital stock on such date, (ii) 500,000 shares, or (iii) a lesser amount determined by the Board;

WHEREAS, since the inception of the Plan, the Board has intended that the maximum number of shares of the Company’s Class A Common Stock available for sale under the Plan not be increased annually, such that as of the date hereof 3,000,000 shares have been reserved for issuance under the Plan and 1,911,394 shares of Class A Common Stock have been authorized for issuance under the Plan but not yet placed under option (in each case, without giving effect to the proposed three-for-one stock split to be effective October 15, 2015);

WHEREAS, pursuant to Section 20 of the Plan, the Plan may be amended at any time and from time to time by the Company’s Board of Directors (the “Board”); and

WHEREAS, the Company desires to amend the Plan as set forth herein in order to reflect the Board’s intent as set forth above.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as set forth herein, effective as of the Effective Date.

AMENDMENT

1.	Section 13(a) of the Plan is hereby amended and restated in its entirety as follows:

“Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum number of shares of the Company’s Common Stock which shall be made available for sale under the Plan shall be 3,000,000 shares.  If any right granted under the Plan shall for any reason terminate without having been exercised, the Common Stock not purchased under such right shall again become available for issuance under the Plan.  The Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.”

2.	This Amendment shall be and is hereby incorporated in and forms a part of the Plan.
3.	Except as expressly provided herein, all terms and provisions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, pursuant to the dual adoption and approval of this amendment to the Plan by the Board of Directors on the day and year first above written, the Company has caused this amendment to the Plan to be duly executed by its duly authorized officer.

SKECHERS U.S.A., INC.,
a Delaware corporation

/s/ David Weinberg
Name:	David Weinberg
Title:	Chief Operating Officer

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